Ebix, Inc.

1 Ebix Way

Johns Creek, Georgia, 30097

May 29, 2020

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities & Exchange Commission

100 F Street NE Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the fiscal year ended December 31, 2019

Form 8-K filed March 2, 2020

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company’, “its”, “we”, or “our”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) received via email in your letter dated May 4, 2020 with respect to certain items in the above-captioned Forms 10-K and 8-K. This letter will respond of your comment in the order it is presented in your letter with the exact text of the comment reproduced below in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 8-K filed March 2, 2020

Reconciliation of EBITDA, GAAP net income and diluted earnings per share to non-GAAP net income and diluted earnings per share, page 3

1.

You disclose in the Results of Operations of the Form 10-K for the year ended December 31, 2019 that a $12.1 million accounts receivable reserve was recognized in the third quarter in regards to receivables that were due from a public sector entity in India and were billed during the 2016 through 2019 operating periods. However, the related adjustment is only adding back $6,603K. Clarify why this adjustment should be added back as it seems that this charge represent a portion of your normal operating expenses which consist of multiple non-recurring items but in the whole or in aggregate represent a recurring operating expense. Further, clarify why the year-end adjustments, finance fees, and FX loss are also not a part of your normal operating cost or expense even though they on an individual basis are a one-time costs.

In Q3 2019, the Company booked a one-time $12.1 million-dollar bad debt reserve against the receivables due from BNSL, a public sector entity in India, associated with BNSL’s delay of payments to all vendors on account of funding delays from the Indian federal government. After factoring in the $5.5 million portion attributable to the non-controlling interest of our joint venture partner in the applicable joint venture subsidiary of Ebix, we determined that this reserve had a net loss impact to the Company’s net income of $6.6 million. Consequently, only the amount of $6.6 million attributable to Ebix’s proportionate interest in the joint venture entity was added back in the non-GAAP table. We consider this reserve an unusual and one-time activity, since BSNL is entirely owned and funded by the Indian federal Government, as such, has a strong credit rating, and is an integral part of India’s national telecom and security apparatus. During the fourth

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 27, 2020

quarter of 2019, the Indian federal Government approved a special package to continue funding BSNL. While funding has been approved by the Indian Government, the actual delivery of the funding is in process and will take time to flow fully to BSNL (not unlike the U.S. Federal Government appropriation vs funding time lags). Ebix has begun receiving some payments on outstanding receivables and expects that reimbursement to accelerate over the next few quarters.

The year-end adjustments that were added back to the non-GAAP table were related to non-recurring costs associated with pre-acquisition receivables, pre-acquisition legal contingencies, acquisition related bad debt reserves, and one-time acquisition related expenses, including legal costs. Each represents a one-time activity that has no bearing on our ongoing operations and, as such, is not considered a part of our normal operating cost cycle.

Only the foreign exchange re-measurement (including both gains and losses) incurred on intercompany obligations was factored in the non-GAAP calculations. Any foreign exchange changes due to external customers or non-intercompany obligations were not factored in the non-GAAP calculations. These intercompany foreign exchange gains or losses have no relevance to our ongoing operating results and, thus, are not considered a part of our normal operating cost cycle.

Only the finance fees associated with one-time activities were factored in the non-GAAP calculations while all other ongoing finance fees were not factored in the non-GAAP calculations. The goal with this non-GAAP disclosure is transparent disclosure of the one-time finance costs that are not recurring so that the ongoing costs of the Company are understood clearly by a reader, in addition to the GAAP results that include all recurring and non-recurring costs.

We respectfully acknowledge the Staff’s comments, and in our future financial results press releases, we propose the following non-GAAP calculations:

Amortization of intangibles;

Stock based compensation;

Onetime Restructuring, Acquisition, Integration, and other expenses; and

Inter-Company foreign exchange (gains/losses);

While there could be other one-time items that arise in the future that are included, the items listed above are those we envision being consistently used in our GAAP to Non-GAAP disclosures. We will also be adding footnote disclosures to reflect the details of each of these non-GAAP amounts.

2.

We have reviewed your proposed disclosure to prior comment 5. Please revise your proposed disclosure to provide more detail on the adjustment for the “Reduction of Acquisition earn out accrual (operating)” as it appears to be material to your non-GAAP net income. We also note that you will be providing an additional footnote in future filings for “Restructuring, Acquisition, Integration, and other expenses”. Please include this additional footnote as part of your proposed disclosure. Additionally, your proposed disclosure should make reference to the one-time tax benefit (non-operating) as an excluded item.

In response to the Staff’s comment, in its interim report for the quarter ending March 31, 2020 on Form 10-Q the Company revised its footnote disclosures regarding non-GAAP matters to convey the following:

1.	Amortization of Intangibles and Stock-Based Compensation- Adjustments relate to amortization of acquired intangibles and stock-based compensation recognized during the periods for GAAP purposes.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 27, 2020

2.	Acquisition Legal Costs and One-Time Restructuring Synergies - Adjustments relate to non-recurring items

3.	Intercompany Foreign Exchange (gains)/losses - Intercompany items not related to operating activities but rather intercompany investment accounts and transactions.

4.

Income Tax Effects of Non-GAAP adjustments - The Company’s Non-GAAP tax provision is on the basis of the Q1 2020 effective tax rate, which reflects currently available information and could be subject to change.

Furthermore, if in the future the Company refers to acquisition earn out accrual adjustments and their effect on operating income, we will provide additional disclosure to further enhance clarity such as communicating “aggregate contingent accrued earn-out business acquisition consideration liabilities were adjusted due to re-measurements based on the currently assessed fair values and changes in anticipated future revenue levels, with the changes reflected as reductions or increases to general and administrative expenses as reported in the Company’s Condensed Consolidated Statements of Income.”

Form 10-K for the fiscal year ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 32

3.

You state in your response to prior comment 1 that the put right is identified as a bifurcated liability. Please provide your accounting analysis supporting the bifurcation of the put right and cite the authoritative literature you relied upon to support your accounting. In addition, you state that the bifurcated liability is the estimated fair value pending an independent valuation. Please tell us the methodology and assumptions used to determine the fair value of the Series Y shares.

The underlying Merger Agreement with Yatra Online, Inc. (“Yatra”) Ebix, Inc., and EbixCash Travels, Inc. (together, “Ebix”) contained certain termination rights for both Ebix and Yatra, including, among others, the right of either party to terminate the Merger Agreement if the Merger had not been consummated on or prior to April 12, 2020, unless such date was extended mutually by both parties. Ebix and Yatra have entered into multiple extension agreements, the latest of which expires on June 4, 2020. The parties have continued to engage in discussions around revised merger agreement terms. Currently, it is not contemplated that the put right at the center of the Staff’s follow up question will be a part of any revised deal terms, nor does Ebix know whether revised deal terms can be agreed to by Ebix and Yatra. Both parties will have termination rights once the Outside Date has expired with no further extension negotiated. While we bifurcated the put and estimated the value based on our analysis of the accounting literature and an initial estimate of fair value, this instrument will no longer be included as part of any contemplated transaction.

Notes to Consolidated Financial Statements

Revenue Recognition and Contract Liabilities, page 69

4.

You state in your response to prior comment 3 that a SaaS contract includes subscription services or professional services, apart from the upfront customization. You also state that you have separate software licensing revenue unrelated to your SaaS platform which is recognized at a point in time when the license is transferred to the customer. Please revise future filings to disclose this fact. In addition, tell us what consideration was given to separately presenting revenue from products (i.e. licenses) and revenue from services (i.e. SaaS, subscription services). We refer you to Rule 5-03(b) of Regulation S-X.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 27, 2020

In response to the Staff’s comment, in its interim report for the quarter ending March 31, 2020 on Form 10-Q the Company revised its disclosure regarding revenue recognized from SaaS arrangements so as to say the following (emphasis added):

“Insurance Exchanges revenues are primarily derived from consideration paid by customers related to our SaaS platforms, related services and the licensing of software. A typical contract for our SaaS platform will also include services for setup, customization, transaction processing, maintenance, and/or hosting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgment. Set-up and customization services related to our SaaS platforms are not considered to be distinct from the usage fees associated with the SaaS platform and, accordingly, are accounted for as a single performance obligation. These services, along with the usage or transaction fees, are recognized over the contract duration, which considers the significance of the upfront fees in the context of the contract and which may, therefore, exceed the initial contracted term. A customer’s transaction volume tends to remain fairly consistent during the contract period without significant fluctuations. The invoiced amount is a reasonable approximation of the revenue that would be allocated to the related period under the variable consideration guidelines in ASC 606-10-32-40. To the extent that a SaaS contract includes subscription services or professional services, apart from the upfront customization, these are considered separate performance obligations. We also have separate software licensing (on premise/perpetual), unrelated to our SasS platforms, which is recognized at a point in time when the license is transferred to the customer.”

The Company provides revenue disclosures to illustrate revenues from our EbixCash operations, Insurance Exchanges and our Risk Compliance Solutions operations, as well as geographical disclosures of revenues. The Company believes that the disclosure of our revenues in these forms, along with the disclosures regarding the nature and source of our revenues in the footnote disclosures, provides readers with information enabling them to understand the operations of Ebix fully. The business model of the Company focuses on selling end-to-end services to clients across multiple products and divisions, with common staff and infrastructure costs across products and divisions, making it difficult to provide accurate detailed breakdowns. However, the Company notes the Staff’s comments and will, in future filings (beginning with the June 30, 2020 10Q filing), provide the overall percentage of subscription fees, transaction fees and professional services/consulting fees across the Company within the MD&A and/or footnote section(s).

5.	We have reviewed your response to prior comment 4 and have the following comments:

•

Your disclosure states that “revenue accounted for as variable consideration is immaterial”. Explain why this is an accurate statement when it appears that both of your arrangements contain transaction fees. Tell us what consideration was given to ASC 606-10-32-6 that states, “The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event”.

The Company’s contracts with customers generally do not contain a right of return or refund provisions. In our original disclosure the reference to materiality related to overage fees or service level penalties, neither of which, in of themselves, are a significant component of the Company’s revenues. Such revenue components are accounted for as variable consideration, as discussed in ASC 606-10-32. In accordance with ASC 606-10-55-18, revenue for such fees is accounted for as variable consideration, and, as such, is recognized using the “right to invoice” practical expedient when the invoiced amount equals the value provided to the customer. The Company removed the immateriality reference in question from its March 31, 2020 10Q disclosures in the hopes of eliminating any potential confusion regarding that disclosure, and will continue to do so in future filings.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 27, 2020

•

You state that revenues recognized from SaaS in which upfront customization does not occur is based on efforts for a series of distinct services. Clarify why you are not applying ASC 606-10-32-40 for these arrangements. Tell us the amount of revenue recognized for these arrangements.

In response to the Staff’s comment, the Company recognizes revenue for SaaS services based on transactional throughput or subscription period usage, both variable factors for which the associated customer payment relates specifically to our efforts to satisfy the service performance obligation in accordance with 606-10-32-40, and for which the consideration in the form of the transaction or usage fees is what the Company expects to be paid and entitled to in exchange for the services rendered to the customer. These revenues tend to be consistent over the contract term. The revenue recognized by the Company for SaaS arrangements with no associated up-front customization work was approximately $52 million and $13 million during the year ended December 31, 2019 and the three months ended March 31, 2020, respectively. This revenue component represents less than 10% of the Company’s total reported revenues for each referenced reporting period.

•

Clarify your revenue recognition policy for SaaS with customization services and whether you satisfy the criteria outlined in ASC 606-10-32-40 for these arrangements. You state, “the invoiced amount is a reasonable approximation of the revenue that would be allocated to the related period under the variable consideration guidelines in 606-10-32-40”. Clarify why the invoiced amount is a reasonable approximation of revenue and how this satisfies those guidelines. Indicate how the upfront fee for customization services impacted your conclusion.

In regards to SaaS arrangements that include upfront customization services, we treat such contractual arrangements as a single performance obligation, and, in accordance with 606-10-32-40, we allocate and recognize the revenue associated with the completed customizations taken together with the SaaS transactional usage fees proportionally over the period that most accurately depicts the proportional amount of consideration to which the Company is entitled in exchange for providing the contracted services to customer. No customization represents a single performance obligation, given that the customization work, without access to the SaaS platform, is worthless to the customer and vice versa. A customer’s transaction volume tends to remain fairly consistent during the contract period without significant fluctuations. The invoiced amount is a reasonable approximation of the revenue that would be allocated to the related period under the variable consideration guidelines in ASC 606-10-32-40. If a SaaS contract includes subscription services or professional services, apart from the upfront customization, these are considered separate performance obligations.

•	Revise your disclosures in future filings to clarify how you recognize revenue for each of these arrangements.

In response to the Staff’s comment, in its interim report for the quarter ending March 31, 2020 on Form 10-Q the Company revised its disclosure regarding revenue recognized in our Insurance Exchange channel to the following (bolded language is new):

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 27, 2020

“Insurance Exchanges

Insurance Exchanges revenues are primarily derived from consideration paid by customers related to our SaaS platforms, related services and the licensing of software. A typical contract for our SaaS platform will also include services for setup, customization, transaction processing, maintenance, and/or hosting. Determining whether products and services are considered distinct performance obligations that should be accounted for separately may require significant judgment. Set-up and customization services related to our SaaS platforms are not considered to be distinct from the usage fees associated with the SaaS platform and, accordingly, are accounted for as a single performance obligation. These services, along with the usage or transaction fees, are recognized over the contract duration, which considers the significance of the upfront fees in the context of the contract and which may, therefore, exceed the initial contracted term. A customer’s transaction volume tends to remain fairly consistent during the contract period without significant fluctuations. The invoiced amount is a reasonable approximation of the revenue that would be allocated to the related period under the variable consideration guidelines in ASC 606-10-32-40. To the extent that a SaaS contract includes subscription services or professional services, apart from the upfront customization, these are considered separate performance obligations. We also have separate software licensing (on premise/perpetual), unrelated to our SasS platforms, which is recognized at a point in time when the license is transferred to the customer.

Contracts generally do not contain a right of return or refund provisions. Our contracts often do contain overage fees, contingent fees, or service level penalties that are accounted for as variable consideration. Revenue accounted for as variable consideration is recognized using the “right to invoice” practical expedient when the invoiced amount equals the value provided to the customer.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (704) 756-9985 or Steve.Hamil@ebix.com.

Very truly yours,

/s/ Steven M. Hamil
Steven M. Hamil
Chief Financial Officer

cc:	Robin Raina, Chief Executive Officer

Charles M. Harrell, Esq.